UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048571

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marta Hansen 973-394-4282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

OATH OR AFFIRMATION

I, Marta Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michele Bogner
Notary Public of NJ
My Commission Expires Dec. 10, 2019

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of NYLIFE Distributors LLC

In our opinion, the accompanying statement of financial condition present fairly in all material respects, the financial position of NYLIFE Distributors LLC (the "Company") at December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2015

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2014

Page(s)

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2014

(In thousands)

Assets		
Cash and cash equivalents	$	43,001
Investments in affiliated mutual funds - at fair value		18,980
Receivable from affiliated mutual funds		13,219
Receivable from unaffiliated mutual funds		10,023
Federal income taxes receivable from New York Life Insurance Company		561
Receivable from affiliates		745
Deferred distribution costs, net of accumulated amortization of $24,999		18,875
Other assets		1,053
Total assets	$	106,457
Liabilities and Member's Equity		
Payable to affiliates	$	37,358
Accounts payable and accrued liabilities		18,273
Deferred income taxes		4,134
Total liabilities		59,765
Member's equity		46,692
Total liabilities and member's equity	$	106,457

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the Securities Investor Protection Corporation as a requirement of its membership with FINRA.

The Company acts as principal underwriter and agent for the distribution and sale of shares of a number of affiliated mutual funds including the MainStay Funds, Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund pursuant to various distribution agreements with the funds. The Company also provides services to unaffiliated mutual funds that are investment options in employee benefit plans administered by an affiliate. The Company does not carry customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is electing exemption from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934 in accordance with Section k(1).

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

3. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Short-term investments with remaining maturities of three months or less at the date of purchase considered cash equivalents. For a discussion on fair value see Note 6 – Fair Value Measurements.

Investments
The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value, as reported.

Deferred Sales Commissions
Commissions in connection with the sales of shares of Class B and Class C affiliated mutual funds are capitalized as deferred sales commissions, and amortized on a straight line basis over a six, four, or one year period, representing the periods during which commissions are generally recovered from redemption ("CDSC") fees. The deferred sales commissions are evaluated for recoverability during the year and at December 31, 2014, the Company's analysis indicated that no impairment had occurred and as a result no change to the carrying amount was required. Deferred

sales commissions are included in deferred distribution costs in the accompanying Statement of Financial Condition.

Deferred Distribution Costs
Certain mutual fund distribution costs, principally commissions are amortized over four to six years. Fees that contractually recoup the deferred costs, primarily 12b-1 fees are receivable over a six to eight year period.

Other Assets
Other assets consist primarily of prepaid commissions with the Company's Administrator, Boston Financial Data Services and payments made to FINRA for Registered Representative licensing fees.

Distribution, Service, and Redemption Fee Revenues
The Company earns distribution, service and redemption (CDSC) fees pursuant to the terms of various agreements with several affiliated mutual funds, as well as non-affiliated fund families, to reimburse the Company for the costs of marketing and selling fund shares and servicing funds. The fees are generally determined as a percentage of the client assets outstanding and include amounts earned from providing shareholder servicing, including recordkeeping or administration. CDSC fees receivable from shareholders of affiliated mutual funds upon redemption of their shares are recorded as revenue as of the trade date of the related mutual fund share redemption. Amounts receivable from related parties are described in Note 7 – Related Parties.

Other Fees
Other fees consist of platform fees from our affiliate NYLIM Service Company LLC ("NYLIM Services") and Contingent Deferred Sales Charges, "CDSC" from affiliated mutual funds. Platform fees with various counterparties represent revenue share and record keeping services. The Company shows a receivable for CDSC fee on redemptions of certain products it distributes for which no initial sales charge was assessed, at rates which decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. These rates are specified in the prospectus at the time of sale. At December 31, 2014 amounts receivable under these agreements was $423.

Commissions and Network Fees Expenses
When the Company enters into arrangements with broker-dealers or other third parties to sell or market affiliated mutual fund shares, commissions, trails, and shareholder administrative service costs are accrued when incurred. Amounts paid and owed to related parties are described in Note .7 – Related Party Transactions.

Service fees from Affiliates
Affiliated service fees are recorded on an incurred basis based on the terms of the agreements with affiliates, as described in Note 7– Related Parties.

Income Taxes
For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income or loss flows through to its parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability. However, in years where NYLIC's own income level requires it to pay a flat state tax and the Company's income/loss does not affect NYLIC's state tax liability, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance ASC 740-10 related to income taxes, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate tax authorities before any part of the benefit can be recorded in the financial statements. The Company did not have any uncertain tax positions as of December 31, 2014.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown and includes potential future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

Fair Value Measurements
For fair values of various assets refer to Note 6 – Fair Value Measurements.

4. Business Risks and Uncertainties

Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of

the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

The Company relies on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While the Company has policies, procedures, automation and backup plans and facilities designed to prevent or limit the effect of failure; its computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond its control. The failure of the Company's computer systems for any reason could disrupt its operations, result in the loss of customer business and adversely impact its profitability.

5. Recent Accounting Pronouncements

Adoption of New Accounting Pronouncements

In December 2013, the FASB issued guidance establishing a single definition of a public entity for use in financial accounting and reporting guidance. The definition of a public business entity is currently used in considering the scope of new financial guidance and will identify whether the guidance applies to public business entities. The new definition applies to authoritative guidance issued after December 2013. The Company's adoption of this guidance did not have a material effect on the Company's financial position on financial statement disclosures.

In July 2013, the FASB issued updated guidance regarding the presentation of unrecognized tax benefits when net operating loss carry-forwards, similar tax losses, or tax credit carry forwards exist. This new guidance is effective for annual reporting periods that begin after December 15, 2013, and should be applied prospectively, with early application permitted. This guidance did not have a significant effect on the Company's consolidated financial position and financial statement disclosures.

In February 2013, the FASB issued new guidance regarding joint and several liabilities. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligation. This new guidance was effective for annual reporting periods that begin after December 15, 2013 and did not have a significant effect on the Company's financial condition and financial statement disclosures.

Future Adoption of New Accounting Pronouncements

In May 2014, the FASB issued updated guidance on accounting for revenue recognition, which supersedes most existing revenue recognition guidance. The guidance requires an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those good or services. The guidance also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from cost incurred to obtain or fulfill a

contract. Revenue recognition for insurance contracts is explicitly scoped out of the guidance. The new guidance is effective for annual periods and interim periods within those annual periods, beginning after December 15, 2016, and must be applied using one of two retrospective application methods. Early adoption is not permitted. The Company will adopt this guidance on January 1, 2017. The company is currently in the process of evaluating the impact on the Company's financial condition.

6. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1 Fair value is based on unadjusted quoted prices for identical assets and liabilities in an active market. Active markets are defined as a market which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Determination of Fair Values

The Company has an established process for determining fair value. Security pricing is applied using a hierarchy approach whereby publically available prices are first sought from third-party pricing services. The Company performs various analyses to ascertain that the prices represent fair value. Examples of procedures performed include, but are not limited to, back testing recent trades, monitoring trading volumes, and performing variance analysis of monthly price changes using different thresholds based on asset type. The Company also performs an annual review of all third-party pricing services. During this review, the Company obtains an understanding of the process and sources used by the pricing service, the frequency of updating prices, and the controls that the pricing service uses to ensure that their prices reflect market assumptions. The Company also selects a sample of securities and obtains a more detailed understanding from each pricing service regarding how they derived the price assigned to each security. Where inputs or prices do not reflect market participant assumptions, the Company will

(In thousands)

challenge these prices and apply different methodologies that will enhance the use of observable inputs and data.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2014:

	2014			
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 18,980	$ -	$ -	$ 18,980
Cash equivalents	-	38,985	-	38,985
Total assets accounted for at fair value on a recurring basis	$ 18,980	$ 38,985	$ -	$ 57,965

The following is a description of the valuation methodologies used to determine the fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Affiliated Mutual Funds
Mutual Funds are valued using unadjusted quoted prices in active markets that are readily and regularly available and are classified as Level 1.

Cash Equivalents
These include Treasury bills, commercial paper and other highly liquid instruments. These instruments are classified as Level 2 because they are generally not traded in active markets, however, their fair value is based on observable inputs. The prices are either obtained from a pricing vendor or amortized cost is used as the best estimate of fair value.

Transfers between levels
During the twelve months ended December 31, 2014, there were no transfers between Levels 1 and 2. There were no Level 3 assets or liabilities during the year and no transfers into or out of Level 3 during the year.

Non-recurring Fair Value Measurements
The Company may be required, from time to time, to measure certain other assets at fair value on a non-recurring basis in accordance with GAAP. At December 31, 2014, the Company did not have any assets measured at fair value on a non-recurring basis.

The Company's financial instruments that are not recorded at fair value include receivables and payables, and the estimated fair values of these assets and liabilities approximate cost as they are short term in nature.

(In thousands)

7. Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations. The funds have been recorded as capital contributions on the Statement of Changes in Member's Equity. The Company continues to operate under a fourteen month capital commitment from its Parent NYLIFE Holdings LLC. As of December 31, 2014 the Company recorded capital contributions of $70 million pursuant to the capital commitment effective through December 31, 2014. The Company has a newly signed Capital Commitment effective through December 31, 2015 in the amount of $120 million.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company. For the year ended December 31, 2014 accrued expenses associated with these agreements were $31,824 and are included in Payable to affiliates in the accompanying Statement of Financial Condition.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds (The MainStay Funds, MainStay VP Funds Trust. ("VP Funds"), MainStay Funds Trust, Private Advisors Alternative Strategies Fund and Private Advisors Alternative Strategies Master Fund). As distributor of the VP Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. The Plans are required to be approved annually by Trustees of the Funds.

The Company reflects a distribution fee receivable at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain Funds under each of the Plans. At December 31, 2014, amounts receivable under these agreements were $4,123 and are included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company also reflects a receivable for service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain Funds as compensation for services rendered to shareholders of the Funds and the maintenance of shareholder accounts. At December 31, 2014, amounts receivable under these agreements was $5,441, and is included in Receivable from affiliated mutual funds in the accompanying Statement of Financial Condition.

The Company has a receivable for service fees at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products issued by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. At December 31, 2014 the amounts accrued under this agreement was $3,215 and is included in Receivable from affiliated mutual funds and Payable to NYLIAC in the accompanying Statement of Financial Condition.

(In thousands)

In connection with agreements the Company has with certain financial intermediaries, the Company has a receivable from NYLIM Services, an affiliate, a fee attributable to that portion of the administrative and support fees charged to the Funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The Company recorded a receivable of $622 at December 31, 2014 and is included in Receivable from affiliates on the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC ("MacKay"), and GoldPoint Partners LLC, affiliates, the Company pays for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. At December 31, 2014, the Company recorded a payable to MacKay Shields of $64 and this is reflected in Payable to affiliates in the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company have entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities. At December 31, 2104, the Company capitalized $3,668 of these commissions and they are included in deferred distribution costs, net of accumulated amortization in the accompanying Statement of Financial Condition.

On December 23, 2014, NYL Investments, agreed to sell New York Life Retirement Plan Services ("RPS") to John Hancock Financial, the U.S. division of Manulife Financial Corporation. The transaction is expected to close during the first half of 2015. The Company provides trustee services to the RPS business which will cease after the closing of the sale.

After the transaction the Company will continue to provide trustee and/or custodian services to pension and profit sharing plans, as well as be the custodian to rollover individual retirement account "IRA" products offered to participants in such plans. The Company will also provide custodian services for IRAs offered in connection with the New York Life MainStay Funds, as well as trustee services for collective investment trusts; and structured settlement trusts.

Payable to Affiliates		
New York Life Investments Management LLC	$	31,187
NYLIFE Securities LLC		2,256
New York Life Insurance Company		637
New York Life Insurance and Annuity Corporation		3,214
MacKay Shields LLC		64
Total	$	37,358

8. Taxes

Pursuant to the tax allocation agreement (see Note 3- Summary of Significant Accounting Policies), as of December 31, 2014, the Company recorded an income tax receivable from NYLIC of $561.

(In thousands)

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided. The components of the net deferred tax (liability) reported as of December 31, 2014 are attributable to the following temporary differences:

Deferred tax assets:	
Depreciation	$ 12
Gross deferred tax asset	12
Deferred tax liabilities:	
Deferred distribution costs- B Shares	(4,459)
Unrealized investment gain	313
Gross deferred tax liabilities	(4,146)
Net deferred tax liability	$ (4,134)

As of December 31, 2014, the Company had no federal net operating or capital loss carry forwards as they were fully utilized in the consolidated federal income tax return with NYLIC.

As a member of NYLIC's consolidated group, the Company's federal income tax returns are routinely examined by the Internal Revenue Service and provisions are made in the financial statements in anticipation of results of these audits. The IRS has completed audits through 2007 and in 2012, the IRS began its examination of the tax years 2008 through 2010. There were no material effects on the Company's Statements of Loss and Comprehensive Loss as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company did not have any uncertain tax positions as of December 31, 2014.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250. At December 31, 2014, the Company had net capital, as defined under such rules, of $13,492 which was $13,242 in excess of its required net capital of $250.

10. Subsequent Events

As of February 28, 2015, the date these financial statements were available to be issued, there have been no events occurring subsequent to the close of the books or accounts for these statements that would have a material effect on the financial condition of the Company.